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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FRONTIER OIL CORPORATION

                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE

                         (Title of Class of Securities)

                                    35914P105

                                 (CUSIP Number)

                                 W. JOHN GLANCY
                                HOLLY CORPORATION
                         100 CRESCENT COURT, SUITE 1600
                              DALLAS, TX 75201-6977
                                 (214) 871-3555

                                 WITH A COPY TO:

                                ALAN J. BOGDANOW
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TX 75201-2975
                                 (214) 220-7700


       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                SEPTEMBER 2, 2003

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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                                 AMENDMENT NO. 1
                                       TO
                        STATEMENT PURSUANT TO RULE 13D-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No. 1 on
Schedule 13D/A (this "Amendment") relates is the common stock, without par value
("Frontier Common Stock"), of Frontier Oil Corporation, a Wyoming corporation
(the "Issuer"). The address of the Issuer's principal executive office is 10000
Memorial Drive, Suite 600, Houston, Texas 77024-3411. This Amendment amends the
Schedule 13D filed by Holly Corporation, a Delaware corporation ("Holly"), on
April 9, 2003.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On August 20, 2003, the Issuer filed a lawsuit in the Delaware Court of Chancery seeking declaratory relief and damages based on allegations that Holly repudiated the Agreement and Plan of Merger, dated March 30, 2003, as amended, among Holly, the Issuer, Front Range Himalaya Corporation, Himalaya Merger
Corporation and Front Range Merger Corporation (the "Merger Agreement").

         On August 21, 2003, Holly formally notified the Issuer of Holly's position that pending and threatened toxic tort litigation with respect to oil properties operated by a subsidiary of the Issuer from 1985 to 1995 adjacent to the campus of Beverly Hills High School constitute a breach of the Issuer's representations and warranties in the Merger Agreement as to the absence of litigation or other circumstances which could reasonably be expected to have a material adverse effect on the Issuer. Under the Merger Agreement, if a breach has occurred and is not timely cured, Holly is not obligated to close the merger and has the right to terminate the Merger Agreement. To the date of this Amendment, Holly's Board of Directors has not taken any action to terminate the Merger Agreement under this or any other provision, nor has Holly's Board of Directors changed its recommendation with respect to the merger.

         On September 2, 2003, Holly filed in the Delaware Court of Chancery its
Answer and Counterclaims seeking declaratory judgments that Holly did not repudiate the Merger Agreement, that the Issuer has repudiated the Merger
Agreement, that the Issuer breached certain representations made by the Issuer in the Merger Agreement, that Holly's obligations under the Merger Agreement were and are excused and that Holly may terminate the Merger Agreement without liability, and seeking damages in an unspecified amount as well as costs and attorneys' fees.

         Holly's Press Release dated September 2, 2003 announcing the filing of its Answer and Counterclaims is attached hereto as Exhibit (1) and is incorporated herein in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

         The following document is filed as an exhibit:

         (1)      Press Release of Holly dated September 2, 2003.


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                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2003

                                 By: /s/ STEPHEN J. MCDONNELL
                                     -------------------------------------------
                                     Stephen J. McDonnell
                                     Vice President and Chief Financial Officer



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                                INDEX TO EXHIBITS

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
EXHIBIT NO.

     (1)      Press Release of Holly dated September 2, 2003.